DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047132

March 10, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2005

Re: The Boeing Company
Incoming letter dated March 2, 2005

Dear Ms. Morgan:

This is in response to your letter dated March 2, 2005 concerning the shareholder proposal submitted to Boeing by John Chevedden. We also have received letters from the proponent dated March 2, 2005 and March 4, 2005. On January 27, 2005, we issued our response expressing our informal view that Boeing could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

March 2, 2005

Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com


MAR 03 2005
WASH, D.C.
SECTION

VIA EMAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: REQUEST FOR RECONSIDERATION—Shareholder Proposal Concerning Independent Board Chairman Submitted by John Chevedden for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are in receipt of your January 27, 2005 response to our no-action letter request dated December 21, 2004 (the "***No-Action Request***"), setting forth grounds for omission of a shareholder proposal (the "***Proposal***") submitted to The Boeing Company (the "***Company***") by John Chevedden (the "***Proponent***"), for inclusion in the Company's 2005 proxy statement and form of proxy (the "***2005 Proxy Materials***").

We are submitting this supplemental letter (the "***Request for Reconsideration***") to you to respectfully request that you reconsider your disposition of the No-Action Request and that, based on the arguments provided in this letter, you confirm that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(6) under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 14a-8(j), on behalf the Company, the undersigned hereby files six copies of this letter and the No-Action Request, which is attached to this letter as **Exhibit A**. We are also simultaneously forwarding a copy of this letter via email and overnight courier, with copies of all enclosures, to Mr. John Chevedden, as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to the Request for Reconsideration that the Staff transmits by facsimile to the Company.

We would very much appreciate a response from the Staff on the Request for Reconsideration as soon as practicable so that the Company can meet its printing and mailing schedule for the 2005 Proxy Materials. The Company anticipates that the 2005 Proxy Materials will be finalized for printing on or about March 11, 2005. Accordingly, your prompt review of this matter would be greatly appreciated.

Background

The Proposal relates to an independent board chairman and states:

> *RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.*

The No-Action Request asserted that the Proposal, or portions thereof, is properly excludable under Rule 14a-8(i)(6) from the 2005 Proxy Materials because the Company lacks the power to implement the Proposal. The Company's request for relief under Rule 14a-8(i)(6) was denied.

Request for Reconsideration

We request that the Staff reconsider its characterization of the Proposal and, as related, its position regarding the excludability of the Proposal. In responding to the No-Action Request, the Staff described the Proposal as a request "that the board adopt a policy that the chief executive officer shall not concurrently serve as chairman of the board," rather than as a request that the chairman of the board shall be an independent director and that the chief executive officer shall not concurrently serve as chairman of the board. We understand that in past no-action letters, the Staff has taken the position that a proposal solely for the separation of the chief executive officer position from the chairman of the board position is not excludable under Rule 14a-8(i)(6). *See, e.g., The Kroger Co.* (Mar. 22, 2004) (Staff not concurring in exclusion on Rule 14a-8(i)(6) grounds for a proposal recommending only that "the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer"). However, where the proposal also calls for the chairman of the board to be an independent director, we note that the Staff has taken the position that the proposal is excludable under Rule 14a-8(i)(6). *See, e.g., LSB Bancshares, Inc.* (Feb. 7, 2005) ("*LSB Bancshares*") (Staff concurring in exclusion on Rule 14a-8 grounds for a proposal urging that the board amend the by-laws "to require that, subject to any presently existing contractual obligations of the Company, an independent Director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer").

We believe that the Proposal is first and foremost a request that the board chairman be an independent director, and secondarily and logically that the chief executive officer not concurrently serve as board chairman. As in *LSB Bancshares*, the Proposal does not define "independence." However, the supporting statement, in discussing "the need for an independent board chairman," references a newspaper article calling for a "separate outside chairman," i.e., not just a separation of the two offices, but an "outside" independent director.

Because the Proposal requests that the Company adopt a policy that an independent director serve as Board Chairman, we submit that the Proposal is effectively the same as the proposal in *LSB Bancshares*, as well as the proposals in *AmSouth Bancorporation* (Feb. 24, 2004) ("*AmSouth*"); *Bank of America Corp.* (Feb. 24, 2004) ("*Bank of America*"); and *SouthTrust Corp.* (Jan. 16, 2004) ("*SouthTrust*"), where the Staff granted no-action relief under Rule 14a-8(i)(6) based on the same arguments set forth in the No-Action Request. Each of these companies received a proposal requesting that the company's board of directors "separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board" without defining "independence" in the proposal. Notwithstanding the emphasis in these proposals on separating the roles of board chairman and chief executive officer and the lack of a definition of independence, the Staff recognized that the proposal requested "that an independent director serve as Chairman of the Board" and concurred in exclusion "as beyond the power of the board of directors" to implement.

We note that recently the Staff denied no-action on Rule 14a-8(i)(6) grounds for proposals that provided the board with an opportunity or mechanism to cure a violation of the standard of independence requested in the proposal. *See, e.g., Bristol-Myers Squibb Co.* (Feb. 7, 2005) ("*Bristol-Myers Squibb*") (proposal requests that the board "establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the company serves as Chair"); *Merck & Co., Inc.* (Dec. 29, 2004) ("*Merck*") (proposal requests that the board "establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the [c]ompany serves as chair"). Unlike the proposals in *Bristol-Myers Squibb* and *Merck*, the Proposal does not provide the Board with an opportunity or mechanism to cure a violation of the independence standard requested in the Proposal.

We believe that the Proposal cannot be effectively distinguished from the proposals in *LSB Bancshares, AmSouth, Bank of America* and *SouthTrust*. The Company's Board is in no better position, and is no more able, to implement the Proposal and ensure the continued independence of the board chairman (under any commonly understood definition of independence) than the boards of LSB Bancshares, AmSouth, Bank of America or SouthTrust. We believe the Staff should concur in the exclusion of the Proposal, as it concurred in the exclusion of the proposals in *LSB Bancshares, AmSouth, Bank of America* and *SouthTrust*.

*****

For the foregoing reasons, we believe the Proposal may be omitted from the 2005 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Very truly yours,



J. Sue Morgan

JSM:smg
Enclosures

cc: John Chevedden
Mark Pacioni, The Boeing Company

EXHIBIT A



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

January 27, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company
Incoming letter dated December 21, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Boeing by John Chevedden. We also have received a letter from the proponent dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
Smorgan@perkinscoie.com

December 21, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Concerning Independent Board Chairman Submitted by John Chevedden for Inclusion in The Boeing Company 2005 Proxy Statement**

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On April 4, 2004, Boeing received a proposed shareholder resolution and supporting statement from John Chevedden (the "***Proponent***" or "***Mr. Chevedden***"), for inclusion in the proxy statement (the "***2005 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting. Later, on November 23, 2004, the Proponent submitted a revised shareholder resolution and supporting statement (together, the "***Proposal***"). The Company, as it is permitted to do under *Staff Legal Bulletin No. 14* at E(2), accepted the revised Proposal.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**.

We are also simultaneously forwarding a copy of this letter, with copies of all enclosures, to Mr. Chevedden as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials.

The Proposal

The Proposal relates to an independent board chairman and states:

> *RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal from the 2005 Proxy Statement and form of proxy because under Rule 14a-8(i)(6) the Company lacks power to implement the Proposal. The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Exclusion

The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal if "the company would lack the power or authority to implement the proposal." The Proposal, if implemented, would require that the Chairman of the Company's Board of Directors (the "***Board***") be an "independent director." The proposal does not define independence, although it states that the "Chief Executive Officer shall not concurrently serve as his own Chairman of the Board."

Boeing does not have the power to implement the proposal because it cannot ensure that any particular independent director or directors would (i) be elected to the Board by Boeing shareholders, (ii) be elected as Chairman of the Board by the Company's directors, and (iii) have the qualifications and be willing to expend the time and effort necessary to serve as Chairman of the Board.

Boeing is a Delaware corporation and subject to the Delaware General Corporation Law (the "***DGCL***"). Pursuant to Section 211 of the DGCL, the Company's directors are elected only by its shareholders. Although certain vacancies on the Board may be filled by the affirmative vote of a majority of the remaining or continuing directors, a person who is appointed as a director must stand for shareholder election after his or her initial term expires. Accordingly, the Company's shareholders, not its Board, ultimately determine who shall serve as the Company's directors.

In order to comply with the Proposal, Boeing would be required to ensure that (i) a sufficient number of independent directors are elected by the shareholders each year to appropriately fill the position of Chairman, as well as positions on the Board's Audit Committee, Compensation Committee, and Governance, Organization and Nominating Committee, all of which are required by the New York Stock Exchange to be independent, and the Company's finance committee whose membership is limited by its charter to "directors who are not members of management"; (ii) the Board would determine to elect one of such "independent" directors as Chairman of the Board; and (iii) one of such "independent" directors would be qualified and willing to serve as Chairman. Boeing cannot be assured that it would be able to find an independent director, as required by the Proposal, who would have the time, qualifications and desire to devote to such an important position as Chairman of the Board. Thus, because Boeing cannot control who is elected or retained as a director, Boeing cannot ensure that any independent director, if elected, would be qualified and would consent to serve as the Chairman of the Board as called for by the Proposal. It is not, therefore, within the Company's power to ensure that a sufficient number of independent directors would be elected to the Board to serve as Chairman as well as to serve on the various committees of the Board that are required to be staffed with independent directors.

The Staff has recently concurred in the exclusion under Rule 14a-8(i)(6) of substantially similar proposals seeking to separate the roles of chairman of the board and chief executive officer and require an independent chairman of the board, as beyond the power of the company's board of directors to implement. *See Cintas Corp.* (Aug. 27, 2004); *H.J. Heinz Co.* (June 14, 2004); *Wachovia Corp.* (Feb. 24,

2004); *AmSouth Bancorp.* (Feb. 24, 2004); *Bank of America Corp.* (Feb. 24, 2004); *SouthTrust Corp.* (Jan. 16, 2004). These letters follow a long line of Staff interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. *See I-many, Inc.* (Apr. 4, 2003) (permitting exclusion of proposal requiring that all members of the compensation committee be non-management directors allowing a non-management shareholder observer); *Bank of America Corp.* (Feb. 20, 2001) (permitting exclusion of proposal requesting that all members of the compensation committee be independent, as defined in the proposal). In concurring with the company view in the *Heinz*, *Wachovia*, *Bank of America*, *AmSouth*, and *SouthTrust* letters, the Staff noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." With respect to the Proposal, Boeing is similarly situated to Heinz, Wachovia, Bank of America, AmSouth, and SouthTrust.

We note that recently, in *The Walt Disney Co.* (Nov. 24, 2004), the Staff denied no-action on Rule 14a-8(i)(6) grounds for a proposal requesting that the company's board of directors "set as a company policy that the Chairman of the Board of Directors will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances." The situation in *Disney* is distinguishable from our situation because the proposal in *Disney* included the qualification that the Chairman of the Board would always be independent "except in rare and explicitly spelled out, extraordinary circumstances." *The Walt Disney Co.* (Nov. 24, 2004). This distinction is foreshadowed in *Cintas*, where the Staff concurred with the no-action request, but noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." *Cintas Corp.* (Aug. 27, 2004). Like the proposals in *Cintas*, *Heinz*, *Wachovia*, *Bank of America*, *AmSouth*, and *SouthTrust*, and unlike the proposal in *Disney*, the Proposal does not provide the Board with an opportunity or mechanism to cure a violation of the independence standard requested in the Proposal.

* * * * *

For the foregoing reason, we believe that the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Boeing anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 18, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:smg
Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. Lewis Platt
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312-544-2710


11-23-04 UPDATE

Dear Mr. Platt,

This Rule 14a-8 proposal is respectfully submitted for the 2005 annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. It is submitted in the hope that the company will respond favorably. I intend to hold my stock until after the annual shareholder meeting. This submitted format is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



John Chevedden
Shareholder

April 27, 2004

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829

[November 23, 2004]
3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of our Board of Directors.

Integrity is critical if our company is serious about winning a $20 billion contract for 767 Air Force jet-tankers in 2005, preventing a premature shut-down of the 767 production line, maintaining 767 jobs and winning versus Airbus.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs." Source: "Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002.

A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of our Board. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity the title of the proposal is intended to be consistent throughout the proxy materials.

Please note that the name and contact information for the proponent is part of the argument in favor of the proposal. It is believed that the proponent is entitled to the same opportunity of identification in the proxy materials as management.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Proponent: John Chevedden

Ladies and Gentlemen:

The text of the proposal reads:
RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.

The circumstances of this proposal are significantly different than Cintas Corp. (August 27, 2004). In Cintas three pages of the no action request letter claimed that "The proposal relates to a personal claim or grievance against Cintas" by a labor union. Clearly that is not the case here.

Of interest is that the company fails to claim that the company is completely powerless to implement the proposal. Or that the company would fail in every attempt it made to implement the proposal. The company more than likely has the power to implement the proposal through repeated attempts to implement the proposal by using all the powers and resources available to the board to recruit but one suitable director at a time. The company has the power to implement this proposal on an evergreen renewable basis.

What if 100%-of-the-Time Complacence Can't Be Guaranteed

According to the company argument the company has an out on publishing any shareholder proposal on which it cannot guarantee complacence 100% of the time. If this is accepted companies could now assert that their boards cannot guarantee 100%-of-the-time compliance because boards cannot guarantee that a board meeting would not be struck by a tsunami or an earthquake. In such a case a company could argue that it would not be able to guarantee that it had any directors at all – at least for a time – hence the slippery slope to a new company loophole to exclude established shareholder proposals.

Thus according to the company reasoning shareholder proposals on the following topics would henceforth be excluded because no board could guarantee compliance 100% of the time:

Increase Board Diversity

Increase Board Independence
Lead Director
Independent Chairman
Director stock ownership requirement

The company does not claim to "guarantee" that it is completely powerless to implement this proposal on a renewable basis.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Mark Pacioni

6 Copies December 15, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Company 48-Hour Ultimatum and Rule 14a-8

Lades and Gentlemen:

This is an alert on a threatening company practice which should be discouraged. The Boeing company has sat on four rule 14a-8 proposals for weeks. Now the company threatens to file four no action request letters within the next 48-hours if the shareholders do not make the changes Boeing dictated. One of the Boeing dictations is 5-pages long.

At this stage of the rule 14a-8 process the normal deadline is 14-days. Thus Boeing, or any other company, should not threaten a shareholder with anything unless 14-days are allowed for response.

Sincerely,



John Chevedden

cc: James C. Johnson
Corporate Secretary

[November 23, 2004]

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of our Board of Directors.

Integrity is critical if our company is serious about winning a $20 billion contract for 767 Air Force jet-tankers in 2005, preventing a premature shut-down of the 767 production line, maintaining 767 jobs and winning versus Airbus.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs." Source: "Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002.

A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of our Board. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity the title of the proposal is intended to be consistent throughout the proxy materials.

Please note that the name and contact information for the proponent is part of the argument in favor of the proposal. It is believed that the proponent is entitled to the same opportunity of identification in the proxy materials as management.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 21, 2004

The proposal requests that the board adopt a policy that the chief executive officer shall not concurrently serve as chairman of the board.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Daniel Greenspan
Attorney-Advisor

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

March 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company Request for Reconsideration
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: John Chevedden

Ladies and Gentlemen:

The company asks for reconsideration. Yet the company does not claim any need based on its previously submitted material not being considered by the Staff.

The issue in The Kroger Company (March 22, 2004) appeared to pivot on a failed argument regarding Ohio law and rule 14a-8(i)(6). Since Ohio law is clearly not an issue with this proposal, Kroger does not seem to set a relevant precedent regarding "a proposal solely for the separation of the chief executive officer position from the chairman of the board." Instead Kroger seems to be a red herring diversion.

The failed February 24, 2004 Kroger no action request letter highlights Ohio law in stating:
"B. The Proposal is properly excludable under Rule 14a-8(i)(6) because it is beyond the Board of Directors' power to effectuate.

"Rule 14a-8(i)(6) provides that proposals that deal with a matter beyond the issuer's power to effectuate are excludable. As discussed above, only the shareholders of Kroger, not the Board of Directors, may take the necessary steps to effectuate the Proposal by amending Kroger's regulations. The shareholders cannot override Ohio law or Kroger's regulations by directing that the directors amend the regulations to create a non-employee Chairman. For all of the reasons set forth in paragraph A. above, the Proposal likewise is excludable because it is beyond the Board's power to effectuate."

The company Request for Reconsideration redundantly adds to its old list of previous cases. The company does not cite any reason to attach greater weight to any one case in its now more redundant list.

The company's request for reconsideration failed to address the shareholder position on the definition of a policy:
This proposal is merely asking for a "policy." The opening paragraph clearly specifies "policy" in both the initial and concluding sentences:

RESOLVED: Shareholders request that our Board adopt a full-time *policy* that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance *policy* or bylaw. (Emphasis added)

Policy is "an overall plan, principle, or guideline" according to the FindLaw dictionary.
Reference: http://dictionary.lp.findlaw.com/

A policy is a *guiding* principle. According to Merriam-Webster OnLine a policy is "a definite course or method of action selected from among alternatives and in light of given conditions to *guide* and determine present and future decisions." In other words a policy is a *guide* to future decisions. A policy is not a law or a bylaw. (Emphasis added)

Clearly the company has the power to implement this proposal as the policy it explicitly is.

For the above reasons it is respectfully requested that concurrence not be granted to the company based on reconsideration.

Since the company has had the first word in the no action process it is respectfully requested that the shareholder have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Mark Pacioni

[November 23, 2004]

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of our Board of Directors.

Integrity is critical if our company is serious about winning a $20 billion contract for 767 Air Force jet-tankers in 2005, preventing a premature shut-down of the 767 production line, maintaining 767 jobs and winning versus Airbus.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs." Source: "Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002.

A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of our Board. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity the title of the proposal is intended to be consistent throughout the proxy materials.

Please note that the name and contact information for the proponent is part of the argument in favor of the proposal. It is believed that the proponent is entitled to the same opportunity of identification in the proxy materials as management.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

CFLETTERS

From: John Chevedden [jr7cheve7@earthlink.net]
Sent: Thursday, March 03, 2005 12:04 AM
To: CFLETTERS@SEC.GOV
Subject: Shareholder Position on Company Request for Reconsideration: Boeing

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies March 2, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company Request for Reconsideration Rule 14a-8
Proposal: Independent Board Chairman
Shareholder: John Chevedden

Ladies and Gentlemen:

The company asks for reconsideration. Yet the company does not claim that any of its previously submitted material was not considered by the Staff.

The issue in The Kroger Company (March 22, 2004) appears to revolve around a failed argument regarding rule 14a-8(i)(6) and Ohio law. Thus Kroger does not seem to set a precedent regarding "a proposal solely for the separation of the chief executive officer position from the chairman of the board."

The failed February 24, 2004 Kroger no action request letter states:
"B. The Proposal is properly excludable under Rule 14a-8(i)(6) because it is beyond the Board of Directors' power to effectuate.

"Rule 14a-8(i)(6) provides that proposals that deal with a matter beyond the issuer's power to effectuate are excludable. As discussed above, only the shareholders of Kroger, not the Board of Directors, may take the necessary steps to effectuate the Proposal by amending Kroger's regulations.
The shareholders cannot override Ohio law or Kroger's regulations by directing that the directors amend the regulations to create a non-employee Chairman. For all of the reasons set forth in paragraph A. above, the Proposal likewise is excludable because it is beyond the Board's power to effectuate."

The company does not appear to introduce any valid new perspective but instead redundantly adds to its earlier list of previous cases. The company does not cite any reason to attach greater weight from any one case in its now more redundant list.

Since this letter is written on the same day as the Request for Reconsideration was written, it is respectfully requested that there be an opportunity for a more detailed response to the Staff. The company, with its vastly superior resources, is forcing an excessive burden on shareholders with multiple last-minute Requests for Reconsideration.

Since the company has had the first word in the no action process it is respectfully requested that the shareholder have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: Mark Pacioni